SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 31, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO’S COMPARATIVE DATA FOR 2004 UNDER IFRS

SIGNATURES

Date  March 31, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO’S COMPARATIVE DATA FOR 2004 UNDER IFRS

(Helsinki, Finland, March 31, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)
Metso Corporation will publish its first financial statements under International Financial Reporting Standards (IFRS) for the year ending December 31, 2005. The comparative data for 2005 will include the income statement, balance sheet, cash flow statement and breakdown of shareholders’ equity for one year, for which reason the actual transition date for reporting under IFRS is January 1, 2004. The purpose of the comparison figures for 2004 published in the accompanying release is to report to shareholders and stakeholders on the effects of the transition on the company’s balance sheet and income statement.

The primary changes caused to Metso by the adoption of IFRS as against the Finnish Accounting Standards (FAS) were an improvement in the result for 2004 and a reduction in equity. The main factors leading to the improved result were the reversal of pension liabilities as a result of changes in the Finnish employees’ pension plan and the fact that goodwill is not amortized under IFRS. The most important factors weakening equity per share in reporting under IFRS are the increase in pension liabilities and the reduction in deferred tax assets. The differences are presented in more detail in the release.

	2004 IFRS	2004 FAS
Earnings/share, EUR	1.05	0.51

	31.12.2004 IFRS	31.12.2004 FAS
Equity/share, EUR	7.27	7.72
Equity to assets ratio, %	30.9	32.7
Gearing, %	49.7	50.0
Balance sheet total, EUR million	3,570	3,578

The release presents the opening IFRS balance sheet for January 1, 2004, the reconciliation of the consolidated net income and shareholders’ equity as of January 1, 2004 and December 31, 2004, and comparative IFRS data for the consolidated statements of income and the consolidated balance sheets for the financial year, January 1 – December 31, 2004.

The interim reports for 2005 will be prepared in accordance with the principles of recognition and measurement laid down in the IFRS. The 2004 comparative quarterly data will be published before the release of the first quarter interim review 2005.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Reijo Kostiainen, Senior Vice President, Financial Control, Metso Corporation, tel. +358 204 84 3127

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Metso will publish its first financial statements under International Financial Reporting Standards (IFRS) for the year ending December 31, 2005. The interim reports in 2005 will be prepared in accordance with the accounting and valuation principles as defined by IFRS.

This release describes the options Metso has elected to apply out of the alternatives offered for the transition phase by IFRS, together with the preliminary effects of the principal changes to the accounting principles, income statement and balance sheet.

The tables in this release present the consolidated balance sheet under Finnish Accounting Standards (FAS) and IFRS as of the transition date January 1, 2004 together with the reconciliation of the consolidated net income and shareholders’ equity as of January 1, 2004 and December 31, 2004. Comparative IFRS data is presented for the consolidated income statement and consolidated balance sheet for the period ended December 31, 2004.

This release includes also Metso’s accounting principles under IFRS.

This release is unaudited.

Application of certain exemptions as permitted by IFRS 1 ‘First-time adoption of International Financial Reporting Standards’

1. Presentation of comparative data

As permitted by IFRS 1, Metso shall present for the year ending December 31, 2005, one year of comparative data for the income statement, balance sheet, cash flow statement and shareholders’ equity.

2. Business combinations

Metso has elected to apply the exemption allowing not to restate the business combinations made prior to the transition date in accordance with IFRS 3 ‘Business Combinations’. Consequently, the Valmet-Rauma merger in 1999 remains as a pooling-of-interest under IFRS. IFRS 3 would have allowed Metso to recognize the merger as an acquisition of Rauma by Valmet. All acquisitions both before and after the merger are presented according to FAS.

3. Post employment benefit obligations

Metso has elected the exemption to recognize the cumulative actuarial gains and losses of defined pension plans in the transition balance sheet. The 10 percent ‘corridor’ approach (as defined in IAS 19 Employee benefits) is applied to actuarial gains and losses arising after the transition date.

4. Property, plant and equipment

As of the transition date January 1, 2004 Metso shall value its property, plant and equipment at cost less depreciation and impairment. Under FAS, Metso has not made revaluations to its property, plant and equipment.

5. Intangible assets

As of the transition date January 1, 2004 Metso shall value its intangible assets at cost less amortization and impairment. As of the transition date, Metso does not hold intangible assets, which would qualify for derecognition under IAS38 ‘Intangible Assets’ or another standard of IFRS.

6. Cumulative translation differences

Metso will not apply the exemption option allowed by IFRS 1. Instead, Metso will continue the reporting of the cumulative translation differences unchanged under IFRS.

7. Share-based payments

Metso shall apply the transitional rules of IFRS 1 to the application of IFRS 2 ‘Share-based Payment’ and does not apply IFRS 2 retrospectively. The impact of the retrospective application of the standard would have been immaterial.

8. Financial instruments (IAS 32, IAS 39) January 1 – December 31, 2004

As permitted by the transition rules of IFRS 1, Metso has elected not to restate its comparative data for the year ended December 2004 in accordance with the requirements of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. The hedge accounting for financial assets and liabilities denominated in foreign currency, commodity prices and interest rate risk remain as reported under FAS for the year ended December 31, 2004.

The treasury stock held by Metso as of January 1, 2004 and December 31, 2004 has not been deducted from the shareholders’ equity but presented as a separate line in the assets of the consolidated balance sheet under IFRS.

9. Insurance contracts

Metso shall apply the transitional rules of IFRS 1 in application of IFRS 4 ‘Insurance Contracts’ and does not apply IFRS 4 retrospectively. The impact of the retrospective application of the standard would have been immaterial.

Changes in accounting principles and their impact

According to IFRS 1, the first financial statements under IFRS are prepared under the IFRS rules being in force as of December 31, 2005. However, the disclosures in this release are prepared under the IFRS rules being in force as of the date of this release.

The negative impact on shareholders’ equity resulting from change in accounting principles at transition date and at year-end 2004 was EUR 145 million and EUR 62 million, respectively.

1. Accounting for goodwill (IFRS 3, IAS 36)

IFRS requires goodwill and other intangible assets with indefinite useful life acquired in a business combination to be carried after initial recognition at cost less any accumulated impairment losses. Therefore, goodwill and other intangible assets with indefinite useful life are not to be amortized and instead must be tested for impairment annually.

In accordance with FAS, the amortization of goodwill totaled EUR 37 million and the amortization of other intangible assets with indefinite economic useful lives, as defined in IFRS, was EUR 2 million for the year ended December 31, 2004.

2. Post employment benefit obligations (IAS 19)

Under FAS, Metso has recognized pension expenses in accordance with local accounting practices in countries where Metso operates.

Under FAS, the Finnish TEL (Employees’ pension plan) was regarded as a defined contribution plan. As of the transition date January 1, 2004, under IFRS, the disability portion of the TEL was considered as a defined benefit plan requiring the actuarial valuation of the liability.

Due to certain changes introduced in 2004, the Finnish TEL disability portion will be classified as defined contribution plan. Out of the transition date liability of EUR 61 million, EUR 57 million, net of taxes (EUR 80 million before taxes), was recorded as income in the last quarter of 2004.

The impact of foreign defined pension benefit plans at transition date on shareholders’ equity was EUR 47 million, net of taxes.

3. Income taxes (IAS 12)

Under FAS, a deferred tax asset on unused tax losses can be recognized if the management expects the entity to generate future taxable income. IAS 12 ‘Income taxes’ sets the criteria on the recognition of deferred tax asset arising from the carryforward of unused tax losses and of deductible temporary differences. When an entity has a history of recent losses, a deferred tax asset arising from unused tax losses can only be recognized if there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized.

As of January 1, 2004, Metso will recognize, as a reduction of shareholders’ equity, a EUR 48 million lower deferred tax asset arising from temporary differences and unused tax losses carried forward principally by its operations in the United States. As of December 31, 2004, the deferred tax asset under IFRS was EUR 42 million lower than under FAS.

4. Recognition of liabilities related to restructuring measures

Under FAS, costs related to restructuring measures are recognized when the management has announced its decisions to implement a restructuring plan. Under IFRS, the recognition of such costs can only take place when certain criteria have been met, e.g. employee termination benefits are only recognized when the representatives of employees or individual employees have been informed of the intended measures in detail and the related compensation packages can be reliably estimated.

As of the transition date, the provision for restructuring measures under FAS was EUR 77 million and under IFRS EUR 37 million. As at December 31, 2004, the provisions were EUR 31 million under FAS and EUR 28 million under IFRS.

5. Revenue recognition (IAS 18)

When recognizing a sale, IFRS requires considering whether substantially all the risks and rewards have been transferred to the buyer. If the seller retains substantial risks, as in the case of certain repurchase commitments, the sale is classified as a lease.

Due to the recognition of the previous years’ cumulative effect in the transition date balance sheet, the observance of repurchase commitments under IFRS rules increased Metso’s net sales by EUR 23 million in 2004.

6. Nonrecurring operating income and expenses

Costs relating to restructuring measures and other nonrecurring items have been reported as nonrecurring income and expenses under FAS. Under IFRS Metso will report such items in other operating income and expenses, apart from loss or gain on disposal of discontinued operations, which is reported separate from continuing operations.

7. Capitalization of development costs (IAS 38)

Under FAS, research and development costs are recognized as annual expenses. Under IFRS, an intangible asset generated through development activity is capitalized once the IAS capitalization criteria are met and amortized during its expected economic life.

In accordance with IFRS, Metso has capitalized development costs of EUR 2 million to the balance sheet as of December 31, 2004.

8. Provisions (IAS 37)

Under IAS 37 ‘Provisions, contingent liabilities and contingent assets’ a provision is recognized when there is a present obligation, which arises from past events and the settlement of which is expected to result in an outflow of financial resources.

The difference between the fair value of a minority ownership in Valmet Automotive and repurchase price commitment given to the minority owner has been recognized as a provision, EUR 5 million, in the transition date balance sheet as of January 1, 2004. Under FAS, Metso has recognized the amount in the income statement for the year ended December 31, 2004, when the loss has become definitive.

9. Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and other liquid investments with an original maturity of ninety days or less.

Certain financial investments in the amount of EUR 47 million not meeting the criteria of cash and cash equivalents under IFRS have been reclassified from cash and cash equivalents under FAS into interest bearing receivables. Under IFRS, cash and cash equivalents as at December 31, 2004 amounted to EUR 372 million.

10. Net interest bearing liabilities

Certain foreign pension liabilities amounting to EUR 35 million as at January 1, 2004 and as at December 31, 2004 have, under FAS, been included in pension loans and other interest bearing long-term loans. Under IFRS these amounts have been reclassified as post employment benefit obligations which are non-interest bearing liabilities.

Certain pension related assets have also been reclassified from long-term interest bearing receivables by offsetting them against post employment benefit obligations. The amounts of such reclassifications were EUR 2 million as at January 1, 2004 and as at December 31, 2004.

Metso’s gearing, as at December 31, 2004 after the reclassifications was 49.7% compared to 50.0% under FAS.

11. Non-current assets held for sale and discontinued operations (IFRS 5)

In accordance with IFRS, profit or loss on discontinued operations net of taxes and the gain or loss on their disposal shall be presented in the income statement separate from the continuing operations and the qualifying assets and liabilities will be presented separate in the balance sheet. Intangible assets and property, plant and equipment available for sale are not subject to amortization or depreciation.

Metso reported Converting Equipment, Compaction and Paving business line (Dynapac) and Drilling business line (Reedrill) as discontinued operations in 2004.

Financial instruments (IAS 32, IAS 39) from January 1, 2005

Financial assets, -liabilities and derivative financial instruments that are used to hedge foreign currency, commodity prices and interest rate risks will be classified, measured and recorded in accordance with IAS 39 in the opening balance sheet as of January 1, 2005. Compared to FAS, the shareholders’ equity will increase by approximately EUR 8 million, net of taxes, due to recognition of derivative financial instruments at fair value.

During 2004, Metso entered into several transactions with existing lenders to exchange EUR 344 million under its EUR 1 billion Euro Medium Term Note Program for new bonds with lower interest rate and a longer term. Under FAS, Metso has capitalized EUR 24 million of costs related to these transactions. Under IFRS, part of these exchanges are considered as extinguishment of the original debt resulting in EUR 1 million deduction of unamortized transaction costs to equity as of January 1, 2005.

Under IFRS, interest bearing liabilities are initially recognized as proceeds received, net of transaction costs incurred. In subsequent periods, they are measured at amortized cost using the effective yield method. Transaction costs and all other premiums or discounts included in the effective interest rate calculation shall be amortized over the life of the bond.

Shares, classified as assets available-for-sale, will be fair valued to the balance sheet as of January 1, 2005. Consequently, the value of listed shares will increase by EUR 2 million.

Treasury stock of EUR 1 million held by Metso will be deducted from the assets and shareholders’ equity as of January 1, 2005.

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF INCOME

		Effect of
	FAS	transition	IFRS
	1-12/2004	to IFRS	1-12/2004
(In millions, except for per share amounts)	EUR	EUR	EUR
Net sales	3,976	(244)	3,732
Cost of goods sold	(2,959)	184	(2,775)
Gross profit	1,017	(60)	957
Selling, general and administrative expenses	(844)	29	(815)
Nonrecurring operating income and expenses, net	(25)	25	0
Other operating income and expenses, net	—	(7)	(7)
Reversal of Finnish pension liability	—	80	80
Amortization of goodwill	(37)	37	0
Operating profit	111	104	215

Financial income and expenses, net	(62)	—	(62)
Profit on continuing operations before tax	49	104	153

Income taxes on continuing operations	21	(4)	17
Profit on continuing operations	70	100	170
Profit (loss) on discontinued operations	—	(26)	(26)
Profit (loss)	70	74	144
Profit (loss) attributable to minority interests	(1)	—	(1)
Profit (loss) attributable to equity shareholders	69	74	143

Earnings per share from continuing operations, EUR
Basic	n/a	n/a	1.25
Diluted	n/a	n/a	1.25

Earnings per share from discontinued operations, EUR
Basic	n/a	n/a	(0.20)
Diluted	n/a	n/a	(0.20)

Earnings per share from continuing and discontinued operations, EUR
Basic	0.51	0.54	1.05
Diluted	0.51	0.54	1.05

RECONCILIATION OF THE CONSOLIDATED BALANCE SHEETS

ASSETS

	FAS	Effect of	IFRS	FAS	Effect of	IFRS
	Jan 1,	transition	Jan 1,	Dec 31,	transition	Dec 31,
	2004	to IFRS	2004	2004	to IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Non-current assets
Intangible assets
Goodwill	623	(128)	495	458	33	491
Other intangible assets	137	(40)	97	104	(10)	94
	760	(168)	592	562	23	585
Property, plant and equipment
Land and water areas	80	(5)	75	65	5	70
Buildings and structures	329	(46)	283	257	(4)	253
Machinery and equipment	364	(24)	340	300	7	307
Assets under construction	37	—	37	19	—	19
	810	(75)	735	641	8	649
Financial assets
Investments in associated companies	15	—	15	17	—	17
Available for sale investments	29	—	29	10	—	10
Treasury stock	1	—	1	1	—	1
Loan and other interest bearing receivables	20	2	22	17	(2)	15
Deferred tax asset	—	130	130	—	159	159
Other non-current assets	29	(13)	16	48	(11)	37
	94	119	213	93	146	239

Total non-current assets	1,664	(124)	1,540	1,296	177	1,473

Current assets
Inventories	743	(114)	629	687	5	692

Receivables
Trade and other receivables	862	(80)	782	792	(2)	790
Cost and earnings of projects under construction in excess of advance billings	269	(57)	212	191	(1)	190
Interest bearing receivables	10	—	10	6	47	53
Deferred tax asset	145	(145)	0	187	(187)	0
	1,286	(282)	1,004	1,176	(143)	1,033

Cash and cash equivalents	130	(1)	129	419	(47)	372

Total current assets	2,159	(397)	1,762	2,282	(185)	2,097

Assets held for sale	—	513	513	—	—	0

TOTAL ASSETS	3,823	(8)	3,815	3,578	(8)	3,570

RECONCILIATION OF THE CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES

	FAS	Effect of	IFRS	FAS	Effect of	IFRS
	Jan 1,	transition	Jan 1,	Dec 31,	transition	Dec 31,
	2004	to IFRS	2004	2004	to IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Equity
Share capital	232	—	232	232	—	232
Other shareholders’ equity
Share premium reserve	14	—	14	14	—	14
Legal reserve	228	—	228	228	—	228
Cumulative translation differences	(76)	(26)	(50)	(80)	32	(48)
Treasury stock	1	—	1	1	—	1
Other reserves	202	—	202	202	—	202
Retained earnings	681	(171)	510	386	(168)	218
Net profit (loss) for the period	(258)	—	(258)	69	74	143
Equity attributable to shareholders	1,024	(145)	879	1,052	(62)	990

Minority interests	6	—	6	5	—	5

Total equity	1,030	(145)	885	1,057	(62)	995

Liabilities
Non-current liabilities
Long-term debt	957	(29)	928	920	(35)	885
Post employment benefit obligations	—	253	253	—	171	171
Deferred tax liability	22	10	32	8	8	16
Provisions	—	31	31	—
Other long-term liabilities	139	(132)	7	128	(91)	37
Total non-current liabilities	1,118	133	1,251	1,056	53	1,109

Current liabilities Current portion of long-term debt	17	(1)	16	19	—	19

	FAS	Effect of	IFRS	FAS	Effect of	IFRS
	Jan 1,	transition	Jan 1,	Dec 31,	transition	Dec 31,
	2004	to IFRS	2004	2004	to IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Short-term debt	295	—	295	31	—	31
Trade and other payables	1,175	(133)	1,042	1,072	(7)	1,065
Advances received	147	27	174	219	8	227
Billings in excess of cost and earnings of projects under construction	41	(12)	29	124	—	124
Total current liabilities	1,675	(119)	1,556	1,465	1	1,466

Liabilities held for sale	—	123	123	—		0

Total liabilities	2,793	137	2,930	2,521	54	2,575

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,823	(8)	3,815	3,578	(8)	3,570

NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	957	(29)	928	920	(35)	885
Short-term interest bearing debt	312	(1)	311	51	(1)	50
Cash and cash equivalents	(130)	1	(129)	(419)	47	(372)
Other interest bearing assets	(30)	(2)	(32)	(23)	(45)	(68)
Total	1,109	(31)	1,078	529	(34)	495

RECONCILIATION OF THE CONSOLIDATED STATEMENTS IN SHAREHOLDERS’ EQUITY

		Share		Cumulative
	Share	premium	Legal	translation	Treasury	Other	Retained
	capital	reserve	reserve	differences	stock	reserves	earnings	Total
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Jan 1, 2004, FAS	232	14	228	(76)	1	202	423	1,024
Effect of transition to IFRS:
Efficiency improvement program of 2003	—	—	—	—	—	—	18	18
Deferred tax assets	—	—	—	26	—	—	(73)	(47)
Pensions	—	—	—	—	—	—	(108)	(108)
Other	—	—	—	—	—	—	(8)	(8)
Jan 1, 2004, IFRS	232	14	228	(50)	1	202	252	879

		Share		Cumulative
	Share	premium	Legal	translation	Treasury	Other	Retained
	capital	reserve	reserve	differences	stock	reserves	earnings	Total
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Dividends	—	—	—	—	—	—	(27)	(27)
Translation differences	—	—	—	(11)	—	—	—	(11)
Transfer of translation differences	—	—	—	8	—	—	(8)	0
Deferred tax assets	—	—	—	5	—	—	—	5
Other	—	—	—	—	—	—	1	1
Net profit (loss) for the period	—	—	—	—	—	—	143	143
Dec 31, 2004, IFRS	232	14	228	(48)	1	202	361	990

KEY RATIOS

	FAS	IFRS
	Dec 31, 2004	Dec 31, 2004
Earnings per share from continuing operations, EUR	n/a	1.25
Earnings per share from discontinued operations, EUR	n/a	(0.20)
Earnings per share from continuing and discontinued operations, EUR	0.51	1.05
Equity/share, EUR	7.72	7.27
Return on equity (ROE), %	6.9	14.2
Return on capital employed (ROCE), %	5.7	10.4
Equity to assets ratio, %	32,7	30.9
Gearing, %	50.0	49.7

Average number of shares (thousands)	136,190	136,190

Formulas for calculation of key ratios

Earnings/share:

Profit (loss) before tax
Average number of shares during period

Equity/share:

Equity attributable to shareholders
Number of shares at end of period

Return on capital employed (ROCE), %:

Profit (loss) on before tax
+ interest and other financial expenses                     x 100
Balance sheet total — non-interest bearing liabilities
(average for period)

Return on equity (ROE), %:

Profit (loss)                                         x 100
Total equity (average for period)

Equity to assets ratio, %:

Total equity                                         x 100
Balance sheet total — advances received

Gearing, %:

Net interest bearing liabilities
Total equity                                         x 100

BUSINESS AREA INFORMATION

Net sales by business area:

	FAS	IFRS
	1-12/2004	1-12/2004
(Millions)	EUR	EUR
Metso Paper	1,559	1,559
Metso Minerals	1,343	1,366
Metso Automation	535	535
Metso Ventures	387	387
Intra Metso net sales	(115)	(115)
Continuing operations	3,709	3,732
Discontinued operations	267	—
Metso total	3,976	3,732

Operating profit (loss) by business area:

	FAS	IFRS
	1-12/2004	1-12/2004
(Millions)	EUR	EUR
Metso Paper	11.1	48.0
Metso Minerals	84.3	105.2

	FAS	IFRS
	1-12/2004	1-12/2004
(Millions)	EUR	EUR
Metso Automation	52.9	69.6
Metso Ventures	(7.1)	10.5
Corporate Office and other	(21.9)	(18.3)
Continuing operations	119.3	215.0
Discontinued operations	(8.4)	—
Metso total	110.9	215.0

The operating profit under IFRS includes reversal of Finnish pension liability as follows: Metso Paper EUR 40 million, Metso Minerals EUR 5 million, Metso Automation EUR 14 million, Metso Ventures EUR 19 million and Corporate Office EUR 2 million.

Preliminary Accounting Principles under International Financial Reporting Standards (IFRS)

DESCRIPTION OF BUSINESSES

Metso is a global technology corporation, which designs, develops and produces systems, automation solutions, machinery and equipment for process industries. The main customer industries are the pulp and paper, mining, construction and energy industries. Metso’s operations are divided into four business areas: Metso Paper, Metso Minerals, Metso Automation and Metso Ventures. Metso Ventures is comprised of Metso Panelboard, Metso Drives, Foundries, Metso Powdermet and Valmet Automotive.

In January 2004, Metso divested its Converting Equipment group to a Swiss company, Bobst Group. In June 2004, Metso divested the Dynapac compaction and paving equipment group, previously part of Metso Minerals, to Altor, a Nordic private equity investor. In December 2004, Metso divested the Reedrill rock drilling equipment business, previously part of Metso Minerals, to the U.S. company Terex Corporation. Divested businesses mentioned above are presented as Discontinued operations separate from Continuing operations.

BASIS OF PRESENTATION

Beginning from 2005, the consolidated financial statements, prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Reporting Standards (“IAS”) and Interpretations issued by the International Accounting Standards Board (“IASB”), include the financial statements of Metso Corporation (the “Parent Company”) and its subsidiaries (together with the Parent Company, “Metso” or the “Company”).

Until December 31, 2004, the consolidated financial statements have been prepared in accordance with the Finnish Generally Accepted Accounting Principles (“FAS”), which differs in certain respects from IFRS. When preparing the 2005 financial statements of Metso, the management will adjust certain accounting and valuation methods applicable in Finnish GAAP to comply with IFRS. The comparative figures of 2004 have been restated to reflect these adjustments. As permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, Metso has applied certain transitional exemptions to the comparative year financial statements.

However, the disclosures in this release are prepared under the IFRS rules being in force as of the date of this release.

Metso Corporation was formed in 1999 as a result of the merger of Rauma Corporation and Valmet Corporation. The merger was consummated on July 1, 1999 and is accounted for by the pooling-of-interests method under FAS. As permitted by IFRS 1, the merger has not been restated in accordance with IFRS 3 “Business Combinations”.

The financial statements are presented in millions of euros, except for share and per share amounts.

USE OF ESTIMATES

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, except for assets and liabilities classified as financial assets and liabilities at fair value through profit or loss, derivatives and available for sale financial assets, which are recognized at fair value.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Parent Company and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50 percent of the voting rights or in which it is in a position to govern the financial and operating policies of the entity. The companies acquired during the financial period have been consolidated from the date that Metso acquired control. Subsidiaries sold have been included up to their date of disposal.

All intercompany transactions are eliminated as part of the consolidation process. Minority interests are presented separately before net profit (loss). They are also shown separately from shareholders’ equity and liabilities on the consolidated balance sheets.

Acquisitions of companies are accounted for using the purchase method. The cost of an acquisition is measured at fair value over the assets given up, shares issued or liabilities incurred or assumed at the date of acquisition including any costs directly attributable to the acquisition. The excess acquisition cost over the fair value of net assets acquired is recognized as goodwill (see intangible assets).

The equity method of accounting is used for investments in associated companies in which the investment provides Metso the ability to exercise significant influence over the operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which Metso’s direct or indirect ownership is between 20 and 50 percent. Under the equity method, the share of profits and losses of associated companies is included in the consolidated statements of income. The share of the result of associated companies is presented separately in the income statement. Metso’s share of post-acquisition retained profits and losses of associated companies is reported as part of investments in associated companies in the consolidated balance sheets.

FOREIGN CURRENCY TRANSLATION

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of the transactions. At the end of the accounting period, unsettled foreign currency transaction balances are valued at the rates of exchange prevailing at the balance sheet date. Trade flow related foreign currency exchange gains and losses are treated as adjustments to sales and purchases. Foreign exchange gains and losses associated with financing are entered as a net amount under financial income and expenses.

The income statements of foreign subsidiaries (i.e., outside the Euro area) are translated into euro at the average exchange rates for the financial year and the balance sheets are translated at the exchange rate of the balance sheet date. The resulting translation differences are recorded directly to equity. When Metso hedges the equity of its foreign subsidiaries with foreign currency loans and with financial derivatives, the translation difference is adjusted by the currency effect of hedging instruments and recorded in equity, net of taxes.

DERIVATIVE FINANCIAL INSTRUMENTS

As permitted by the transitional rules of IFRS 1, Metso has elected not to apply the dispositions of IAS 39 “Financial instruments: Recognition and measurement”, to the comparative financial statements of the year ended December 31, 2004.

Metso uses a variety of derivative financial instruments, mainly forward exchange contracts, and a limited number of interest rate, currency and cross-currency swaps as well as currency options, interest rate futures and commodity contracts, as part of an overall risk management policy. These instruments are used to reduce the foreign currency, interest rate and price risks relating to existing assets, liabilities, firm commitments, forecasted sales and estimated consumption of raw materials.

Metso does not hold nor issue derivative financial instruments for trading purposes.

Financial derivatives are initially recognized in the balance sheet at cost and subsequently measured at their fair value on each balance sheet date. Gains and losses on derivatives qualifying for hedge accounting are recognized in accordance with the type of underlying being hedged. At inception, the financial derivatives are designated either as hedges of forecasted transactions and firm commitments (cash flow hedge), or as fair value hedges of recognized assets or liabilities, or as hedges of net investments in foreign currency denominated subsidiaries or financial derivatives not meeting the hedge accounting criteria (economic hedges).

Metso uses principally forward exchange contracts to mitigate the currency risk on certain commercial assets (receivables) and liabilities (payables) and firm commitments (orders). The currency portion of derivatives qualifying for hedge accounting is designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. The hedge effectiveness is tested quarterly both prospectively and retrospectively. The effective currency portion of the derivatives is recognized in the hedge reserve of shareholders’ equity and recorded through net sales concurrently with the hedged item. The interest portion of the derivatives is reported under other operating income and expenses.

Financial derivatives not qualifying for hedge accounting, which have been contracted to mitigate risk arising from the commercial activity, are recognized at fair value in other operating income and expenses.

Metso hedges its net foreign investments in certain currencies to reduce the effect of exchange rate fluctuations. The hedging instruments are mainly foreign currency loans and forward exchange contracts, and to some extent cross-currency swaps. Both realized and unrealized exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation to the extent that these hedges are effective. The hedge effectiveness is tested quarterly both prospectively and retrospectively. The interest portion of derivatives is recognized under financial income and expenses, net.

Currency and cross-currency swaps are used to hedge foreign currency denominated loans. The translation differences arising from the derivative instruments are recorded concurrently with the translation difference of the underlying loans. The interest portion of these instruments is recognized at fair value in financial income and expenses, net. Metso’s exposure to interest rate risks, arising from interest bearing receivables and loans, is managed through interest rate swaps and interest rate futures. The net of interest payable and receivable on the swaps is accrued and recorded in interest and other financial expenses to match the interest income/expense on the related underlying hedged items. Under cash flow hedge, the market valuation of interest for the remaining period is recognized, to the extent it is effective, in the hedge reserve as of the balance sheet date.

Metso has entered into electricity futures to reduce the effects of the volatility of the electricity prices of its units located in Finland. The futures are fair valued quarterly and the change in fair value is recognized in other income and expenses.

FINANCIAL ASSETS

Marketable debt securities, e.g., bonds, commercial papers and time deposits, are included in other long-term investments when their maturity, at the time of their inception, exceeds one year. Bonds and commercial papers are fair valued at balance sheet date and the change in fair value is recognized in financial income and expenses, net. Time deposits and investment funds classified as held-to-maturity investments are measured at amortized cost using the effective yield method.

AVAILABLE FOR SALE INVESTMENTS

Ownership in shares of listed companies is classified as available-for-sale investments and carried at fair value. The fair value is based on closing prices as of the respective balance sheet date. Unrealized gains and losses arising from changes in fair value are recognized in the fair value reserve of shareholders’ equity. Gains and losses realized at disposal and potential impairment are recorded in the income statement and the accumulated change in fair value previously recorded in fair value reserve of shareholders’ equity is reversed.

As permitted by IFRS1 ‘First-time adoption of International Financial Reporting Standards’, Metso has elected not to apply the dispositions of IAS39 for the comparative year ended December 31, 2004, ownership in listed shares remains recorded at historical cost and is adjusted in the balance sheet of January 1, 2005.

CAPITALIZATION OF TRANSACTION COSTS RELATED TO ISSUANCE OR EXCHANGE OF DEBT INSTRUMENTS

Transaction costs arising from issuance or exchange of debt instruments are included in the book value of the debt and amortized using the effective yield method over the remaining period of the modified liability provided the new conditions obtained through the exchange do not substantially differ from those of the original debt. The assessment of whether the conditions are substantially different is based on a comparison of the discounted present value of the cash flows under the new terms and the present value of the remaining cash flows of the original financial liability. Should the difference be less than ten percent, the conditions are not considered to be substantially different.

REVENUE RECOGNITION

Revenues from goods and services sold are recognized, net of sales taxes, discounts and foreign exchange differences, when substantially all the risks and rewards of ownership are transferred to the buyer, or when legal title of the goods and responsibility for shipment has transferred to the buyer. The transfer of risk takes place either when the goods are shipped or made available to the buyer for shipment, depending on the delivery clause of the contract. The credit worthiness of the buyer is verified before engaging into a sale. However, should a risk of non-payment arise after revenue recognition, a provision for non-collectibility is established.

Percentage-of-completion method: Sales and anticipated profits under long-term engineering and construction contracts are recorded on a percentage-of-completion basis. The measurement is done either by units of delivery, which are based on predetermined milestones and on the realized value added (contract value of the work performed to date) or by the cost-to-cost method of accounting. Estimated contract profits are recorded in earnings in proportion to recorded sales. In the cost-to-cost method, sales and profits are recorded after considering the ratio of accumulated costs to estimated total costs to complete each contract. In certain cases, subcontractor materials, labor and equipment, are included in sales and costs of goods sold when management believes that Metso is responsible for the ultimate acceptability of the project. Changes to total estimated contract costs and losses, if any, are recognized in the period in which they are determined.

If the conditions of a sales contract with repurchase commitment indicate that the transfer of risks and rewards has not taken place at initial delivery of equipment and transfer of ownership, the revenue is deferred. The income on the transaction is recognized as a lease until the expiry of the resale right.

Trade-ins: Sales, against which trade-ins are accepted, are recorded at contract price. Any reduction between the agreed trade-in price and its recorded value in the inventory is recognized in cost of goods sold concurrently with the sale.

SHIPPING AND HANDLING COSTS

The Company includes shipping fees billed to customers in revenues and shipping costs incurred in cost of sales.

RESEARCH AND DEVELOPMENT

Research and development costs are mainly expensed as incurred. Research and development costs comprise salaries, administration costs, depreciation and amortization of property, plant and equipment and intangible fixed assets. Development costs meeting specific capitalization criteria are capitalized and amortized during the expected economic life of the underlying technology.

MAINTENANCE, REPAIR AND RENEWALS

Maintenance, repairs and renewals are charged to expense as incurred. However, major betterments are capitalized and depreciated over their expected useful lives.

PENSIONS AND COVERAGE OF PENSION LIABILITIES

Metso has several different pension schemes in accordance with local conditions and practices in countries where it operates. In certain countries, the pension schemes are defined benefit plans with retirement, disability, death, other post retirement benefits, such as health services, and termination income benefits. The retirement benefits are usually based on the number of service years and the salary levels of the last service years. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations.

In addition, certain companies within Metso have multi-employer pension arrangements and defined contribution pension schemes. The contributions to defined contribution plans and to multi-employer and insured plans are charged to the income statement concurrently with the payment obligations.

In the case of defined benefit plans, the liability arising from the plan is the present value of the defined benefit obligation as of the balance sheet date, adjusted by the fair value of the plan assets and by the unamortized portion of the actuarial gains and losses and of past service cost. Independent actuaries calculate the defined benefit obligation. It is based on the projected unit credit method and is discounted to present value of the estimated future cash flows using the interest rates approximating the terms of the pension engagement. The cost of providing retirement and other post retirement benefits to the personnel is charged to income concurrently with the service rendered by the personnel. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendment to plans are recognized over the average remaining service years of the employees.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses, if any. Land and water areas are not depreciated.

Depreciation is calculated on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and structures	15 – 40 years
Machinery and equipment	3 – 20 years

Expected useful lives are reviewed at each balance sheet date and if they differ significantly from previous estimates, the remaining depreciation periods are adjusted accordingly.

Metso reviews property, plant and equipment to be held and used by the company for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairments of property, plant and equipment and capital gains and losses on their disposal are included in operating profit (loss). A previously recognized impairment on property, plant and equipment is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount, which would have been recorded had no impairment been recognized in a prior year.

INTANGIBLE ASSETS

Intangible assets are stated at cost less accumulated amortization and impairment loss, if any. Intangible assets having indefinite useful life are not amortized, but tested annually for impairment.

Amortization is calculated on a straight-line basis over the expected useful lives of the assets as follows:

Patents and licenses	5 – 10 years
Computer software	3 – 5 years
Other intangibles	3 – 12 years

The carrying value of goodwill for each business area is reviewed annually or, more frequently, if the facts and circumstances, such as declines in sales, operating profit or cash flows or material adverse changes in the business climate, suggest that its carrying value may not be recoverable. The testing is performed at the cash generating unit level, which in Metso is one level below the segment level. The annual testing may be waived if there has not been significant changes to the assets and liabilities of the cash generating unit, if in the previous testing the fair value clearly exceeded the carrying values tested, and if the likelihood that the current fair value would be less than the current carrying value of the cash generating unit is remote. Metso uses discounted cash flow analysis to assess the fair value of goodwill. Previously recognized impairment loss on goodwill is not reversed even if there is an improvement in circumstances having initially caused the impairment.

DISCONTINUED OPERATIONS

A discontinued operation results from a management’s decision and commitment to dispose of a separate business for which the related assets, liabilities and operating results can be distinguished operationally and for financial reporting purposes. When specific criteria for the held for sale classification has been met, the long-lived assets are recorded at lower of carrying value or fair value less cost to sell, long-lived assets subject to depreciation or amortization are no longer amortized. The assets and liabilities of a disposal group classified as held for sale are presented in the balance sheet separate from assets and liabilities related to continued operations. The results of discontinued operations, net of taxes and the gain or loss on their disposal are presented separate from continuing operations in the income statements.

CAPITALIZATION OF INTEREST EXPENSES

The interest expenses of self-constructed investments are capitalized in Metso’s financial statements. The capitalized interest expense is amortized over the estimated useful life of the underlying asset.

LEASING

Rental expenses for operating leases are expensed as incurred. Acquisitions of property and equipment under capital lease arrangements are recorded in fixed assets and depreciated over their expected useful lives.

Treasury stock (Own shares)

As permitted by the transitional rules of IFRS 1, Metso has elected not to present comparative financial statements for the year 2004 in compliance with the dispositions of IAS 32 “Financial instruments: Disclosure and presentation”.

Treasury stock held by Metso is valued at reacquisition price and they have been deducted from shareholders’ equity as of January 1, 2005. Own shares have been deducted from the number of shares outstanding and the share capital for the calculation of per share and other performance related indicators.

SHARE-BASED PAYMENTS

Share options granted to Metso’s key personnel are fair valued as of the grant date and recognized in the shareholders’ equity, wherefrom they are amortized through income under personnel expenses over the vesting period of the options.

However, as permitted by the transitional rules of IFRS 1, Metso has elected not to apply the dispositions of IFRS2 “Share-based payments” to the comparative financial statements of the year ended December 31, 2004.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and other liquid investments with original maturity of ninety days or less.

INVENTORIES

Inventories are stated at the lower of historical cost calculated on an “average cost” basis or net realizable value. Historical costs include purchase costs as well as transportation and processing costs. The costs of finished goods include direct materials, wages and salaries plus social costs, subcontracting and other direct costs. In addition, production costs include an allocable portion of production and project administration overheads. Net realizable value is the estimated amount that can be realized from the sale of the asset in the normal course of business after allowing for the costs of realization.

Inventories are shown net of a reserve for obsolete and slow-moving inventories. A reserve is established and a corresponding charge is taken to income in the period in which the loss occurs based upon an assessment of technological obsolescence, turnover and related factors.

Trade-in equipment received is recorded as inventory at the lower of cost or net realizable value.

ACCOUNTS RECEIVABLE AND SECURITIZATION

Accounts receivable are recognized at original invoice amount to customers net of allowance for doubtful receivables. The allowance is recorded on the basis of periodic reviews of potential non-recovery of receivables by taking into consideration individual customer credit risk, economic trends in customer industries and changes in payment terms. Bad debts are written off when official announcement of receivership, liquidation or bankruptcy is received confirming that the receivable will not be honored. If extended payment terms exceeding one year are offered to customers, the invoice amount is discounted to its present value and interest income is recognized over the credit term.

Metso sells certain receivables through arrangements with third party financial institutions. If specific criteria are met, including legal isolation from the Company, these receivables are removed from Metso’s books, and a gain or loss on sale of the receivables is recorded.

WARRANTY

An accrual is made for expected warranty costs. The adequacy of this accrual is reviewed periodically based on an analysis of historical experience and anticipated probable warranty liabilities.

RESTRUCTURING COSTS

A provision for restructuring is recognized only after management has developed and approved a formal plan to which it has committed. Employee termination benefits are only recognized when the representatives of employees or individual employees have been informed of the intended measures in detail and the related compensation packages can be reliably estimated. The costs included in a provision for restructuring are those costs that are either incremental and incurred as a direct result of the plan or are the result of a continuing contractual obligation with no continuing economic benefit to Metso or a penalty incurred to cancel the contractual obligation. Restructuring costs also include other costs incurred as a result of the plan, which are recorded separately under other income and expenses, such as asset write-downs, environmental liabilities and costs to transfer operations to new locations.

ENVIRONMENTAL REMEDIATION COSTS

Metso accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

INCOME TAXES

Income taxes presented in the income statement consist of current and deferred taxes. Current taxes include estimated taxes corresponding to the results for the financial year of the companies, and adjustments of taxes for previous years.

A deferred tax liability or asset has been determined for all temporary differences between the tax bases of assets and liabilities and their amounts in financial reporting, using the enacted tax rates effective for the future years. The deferred tax liabilities are recognized in the balance sheet in full, and the deferred tax assets at their estimated realizable amounts. If an entity has a history of recent losses, a deferred tax asset can only be realized if there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized.

No deferred tax liability has been recognized for undistributed earnings of domestic subsidiaries (i.e., Finnish) since such earnings can be transferred to the Parent Company without tax consequences. Metso does not provide deferred income taxes on undistributed earnings of foreign subsidiaries, except in situations where Metso has elected to distribute earnings of foreign subsidiaries.

EARNINGS PER SHARE

Earnings per share are based on profit (loss) attributable to equity shareholders. The amount is divided by the weighted average number of shares outstanding during each period. The average number of own shares has been deducted from the number of outstanding shares.

The diluted earnings per share are computed by applying the “treasury stock” method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or on the issuance, if later, and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options.

The assumption of exercise is not reflected in dilutive earnings per share when the exercise price of the warrants and options exceeds the average market price of the common stock during the period. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.